

July 28, 2014

Via E-mail
Mr. Alexander W. Pease
Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Blvd, Suite 500
Charlotte, NC 28209

      Re: EnPro Industries, Inc.
               Form 10-K
               Filed February 25, 2014
               File No. 1-31225

Dear Mr. Pease:

We have reviewed your response dated July 14, 2014, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 19

Results of Operations, page 22

1. We have read your response to comment 2 in our letter dated June 30, 2014. In a similar manner to your response, please provide additional clarifying disclosures to enable readers to be able to reconcile between the amounts discussed in MD&A and the amounts presented in your financial statements and footnotes. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the period ended March 31, 2014

Liquidity and Capital Resources, page 27

2. We have read your response to comment 4 in our letter dated June 30, 2014. Please help us understand how you arrived at the $2.4 million loss on exchange amount in regard to the June 2014 transaction in which you exchanged 1.25 million shares of common stock for approximately $41.6 million in aggregate principal amount of Convertible Debentures. In this regard, it appears that shares of your common stock were trading at approximately $72 per share at the time of the exchange. Refer to ASC 470-50.

       You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief